Exhibit 99.1

Corporate Presentation November 2023 NASDAQ: MOB, MOBBW

2 Forward Looking Statements Cautionary Note Regarding Forward - Looking Statements This presentation of the Company contains "forward - looking statements" within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses market size forecasts, strategy, market position and ability to compete, anticipated developments in its operations and future financial and operating performance . Forward - looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management's expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements including the Company’s ability to implement its strategies, its competitive advantages, the development of new products and services, the impact of competitors, changes in laws, rules and regulations, its ability to maintain its product certifications, its ability to maintain good relationships with customers, suppliers and other strategic partners, its ability to protect its intellectual property, its ability to retain key personnel and the absence of material adverse changes in the industry or global economy . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company's Registration Statement on Annual Report on Form 20 - F filed with the U . S . Securities and Exchange Commission . Before you invest you should read the preliminary prospectus in that registration statement for more complete information about the Company and the offering . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements . Nasdaq:MOB

3 Risk Factors Risks Related to Our Financial Condition • We have a history of losses . • We expect that we will need to invest significant time and raise substantial additional capital before we can expect to become profitable from sales of our products . This additional capital may not be available on acceptable terms, or at all . Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations . • Shortfalls in available external research and development funding could adversely affect us . • We may not accurately forecast revenues, profitability and appropriately plan our expenses . • Exchange rate fluctuations between multiple foreign currencies may negatively affect our earnings, operating cash flow . • We have recently commenced marketing of our cloud - based software and cybersecurity solutions, which may be marketed and sold to customers using different sales models, including annual or monthly license or software as a service, any of which may not be profitable to us . Risks Related to Our Business and Industry • We expect to incur substantial research and development costs and devote significant resources to identifying and commercializing new products and services, which could significantly reduce our profitability and may never result in revenue to us . • The COVID - 19 pandemic had some negative effect on our business, operations and financial performance, and similar global health crises could have a negative effect on our business, operations and future financial performance . • We will be affected by operational risks and may not be adequately insured for certain risks . • The markets in which we compete are characterized by rapid technological change, which requires us to develop new products and product enhancements, and could render our existing products and technologies obsolete . • Failure to obtain necessary regulatory approvals may prevent us from selling our hardware products . • We could be prohibited from shipping our products to certain countries if we are unable to obtain Israeli or US government authorization regarding the export of our products, or if current or future export laws limit or otherwise restrict our business . • Our inability to retain management and key employees could impair our future success . • A significant growth in the number of personnel would place a strain upon our management and resources . • We are subject to the risks associated with foreign operations in other countries . • If critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business . • Our products may be subject to the recall or return . • If we release defective products or services, our operating results could suffer . • Our products and services are complex and could have unknown defects or errors, which may give rise to legal claims against us, diminish our brand or divert our resources from other purposes . • We are a supplier for government programs, which subjects us to risks including early termination, audits, investigations, sanctions penalties and delayed sales . • Negative customer perception regarding our products could have a material adverse effect on the demand for our products and the business, results of operations, financial condition and cash flows . • If we fail to successfully promote our product and brand, it could have a material adverse effect on our business, prospects, financial condition and results of operations . • We may be subject to cybersecurity attacks or electronic communication security risks . • Our senior management team has limited experience managing a public company listed on a U . S . exchange, and regulatory compliance may divert its attention from the day - to - day management of our business • Failure to adhere to our financial reporting obligations and other public company requirements could adversely affect the market price of our ADSs . • If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements would be impaired, which could adversely affect our operating results, our ability to operate our business and our stock price . • We are subject to certain Israeli, U . S . and foreign anticorruption, anti - money laundering, export control, sanctions and other trade laws and regulations . We can face serious consequences for violations . Nasdaq:MOB

4 Risk Factors (Cont.) Risks Related to our Intellectual Property • If we fail to protect, or incur significant costs in defending, our intellectual property and other know - how or proprietary rights, our business, financial condition, and results of operations could be materially harmed . • Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non - compliance with these requirements . • We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time - consuming and limit our ability to use certain technologies in the future . • We may not be able to protect our intellectual property rights throughout the world . Risks Related to Israeli Law and our Operations in Israel • Political, economic and military instability in Israel and the Middle East may impede our ability to operate and harm our financial results. • We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business. • We received Israeli government grants, from the Israeli Innovation Authorization, or IIA, for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund some grants previously received. • We may be subject to the risks associated with the Israeli Law for the Encouragement of Industrial Research and Development 5744 - 1984, or R&D Law. Risks Related to our ADSs • The market price and trading volume of our ADSs may be volatile and may be affected by economic conditions beyond our control. • An active trading market for our ADSs may not develop or be liquid enough for you to sell your ADSs quickly or at market price. • You may be subject to limitations on transfer of our ADSs. • As a foreign private issuer, we are permitted and we expect to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic issuers. This may afford less protection to holders of our ADSs. • As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States. • We are an emerging growth company as defined in the JOBS Act and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors and, as a result, adversely affect the price of our ADSs and result in a less active trading market for our ADSs. • If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate consolidated financial statements or comply with applicable regulations could be impaired. • ADS holders may be subject to additional risks related to holding ADSs rather than ordinary shares. • If we are classified as a “passive foreign investment company,” then our U.S. shareholders could suffer adverse tax consequences as a result. • Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders. • You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in Australia and certain of our directors and officers reside outside the United States. • Australian companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests. Nasdaq:MOB SD0

5 5 Mobilicom at a Glance Who is Mobilicom Aiming to be the end - to - end provider of the robust solutions that operate drones and robotics. What Do We Provide Proprietary software and hardware solutions that power, connect, guide and secure drones and robotics. Unique Market Position We aim to be the leading “end - to - end” technology & solutions provider to global manufacturers of small - sized drones and robotics. 34 Patent Claims within 2 patent families 50+ Customers 18 Countries Listed on NASDAQ: MOB, MOBBW Founded in 2017 Multinational Corporate SD0

6 Drone Market Size and Forecast 2023 - 2030 6 Mobilicom is focused on the rapidly growing Defence & Commercial drone Hardware and Software market. Mobilicom has the opportunity to capture market leadership as the leading “ end to end ” solutions provider to global manufacturers of drones. Mobilicom continues to achieve market share through its numerous “design wins” over the recent years. Mobilicom is built to capture leadership in a TAM expected to reach $8.5 billion by 2026. *Source: Drone Industry Insights – Aug 2023 CAGR 7.1% $34 $36 $39 $ 41 $45 $48 $51 $55 0 10 20 30 40 50 60 2023 2024 2025 2026 2027 2028 2029 2030 Revenues in Billion USD Nasdaq:MOB

Unique Position as End-to-End Provider

MOBILICOM

Benefits of being an "End to End" Provider

- Enhanced Performance
- Bundled Solutions means Better Pricing
- Enhanced & Comprehensive Cybersecurity
- Faster Time To Market
- Enhanced System Compatibility
- Trusted, Certified and Proven in the Field of Battle



Product Portfolio
Cybersecurity
ICE Cybersecurity
ICE
Cloud Management
CONTROLiT
Ground Control Systems (GCS)
Mobile Controller System
Datalink / Networking
SDR & Cellular
SkyHopper / Mobile Mesh
Payload
Camera, LIDAR, IR, Laser, etc.
Flight Mission SW
GPU / Edge Computing Process
Video Processing
Safety System
Flight Computer
Auto Pilot

*ResearchGate_ Block-diagram-of-a-typical-UAS

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Mobilicom's Solutions Working Together

MOBILICOM

OUR FAMILY OF PRODUCTS ARE THE ROBUST SOLUTIONS INSIDE DRONES & ROBOTICS



Mobile Mesh Networking

Aerial terminals connecting multiple drones to a fleet & swarm operation.

ICE Cybersecurity Suite

AI-based 360º degree protection of drones' platforms, the data and their communication channels



UAV
All communication conducted by all units while on the move
Broadcast & multicast
Payload broadcasted to multiple recipients
Receive broadcast from several UAV's
Observer
N-LOS urban & forest
Relay
Operation & control on the move
MOBILICOM



ControliT

Cloud-based network management software solutions for Drone operators



SkyHopper Datalinks

Bi-directional data links that share & distribute the video and data in real time



Ground Control System (GCS)

Wide range of handheld ruggedized controllers for Drones with various payloads



Mobile Mesh Networking

Rugged Ground Terminals

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9 PHASE 5 Sharp Sales Ramp - Up from Repeat Orders of our Embedded Solution ($$$) PHASE 4 Customer’s Initial Drone Deployments ($$) Go - To - Market Strategy Customer initiates new platform design based on Mobilicom’s solutions PHASE 2 Design Win ($) Customer design achieves certification with embedded Mobilicom solutions PHASE 3 Platform Design & Certification ($) Pre - sales with potential new customers PHASE 1 Interaction PHASE 6 Cross - Sale & Revenue Expansion by Leveraging Our Unique “End to End” Provider Capabilities ($$$$) Design - Win Phases Commercialization Phases . Nasdaq:MOB

10 Our Customers Our Customers Include Top Tier Global Drone Manufacturers Robust Solutions Drone & Robotic Platforms SkyHopper Datalink Mesh Networking Mobile Control Terminals CONTROLiT Cloud Software ICE Cybersecurity Suite Nasdaq:MOB

11 Our growing number of product deployments provide for the potential for in - field activation with software services and ICE cybersecurity Growth in Design Wins Will Drive our Revenue Positioned to leverage existing design wins for cybersecurity and software sales 20 25 28 32 36 38 40 44 46 48 50 Q1 '21 Q2 '21 Q3 '21 Q4 '21 Q1 '22 Q2 '22 Q3 '22 Q4 '22 Q1 '23 Q2 '23 Q3 '23 11

12 High Gross Margin Revenues from Repeat Hardware Orders and SaaS Software & Cybersecurity Our Business Model…. a Key Competitive Advantage End - to - End Unique Market Position Embedded Hardware in our customer’s drones grants us deep proprietary understanding of cross - sell opportunities. Bundled Solutions with multiple hardware, software and service revenue streams achieved while providing flexible pricing while maintaining gross margins. De - Risked Growth Potential Mobilicom grows as our partners grow, without need for future significant sales efforts and marketing spent. Barrier to Entry As an early mover in the industry, embedded hardware and bundled solutions create barrier to entry for potential competitors

Industry Recognition

Mobilicom is well regarded across the defence industry, winning multiple awards and increasingly attracting media focus

MOBILICOM

Industry Awards

SPACE FLORIDA

Won additional Space Florida Innovation Program for 2023-2024

רשות החדשנות
Israel Innovation Authority

Won 9 Innovation R&D Grants Programs

Certifications & Standards

USA Certification

EU Certification

Japan TELEC Certification

Industry Leadership

AUVSI™

Association for Unmanned Vehicle Systems International

Joined AUVSI's U.S. Cybersecurity Working Group to Set Industry Standards

AUVSI HILL DAY

Meetings with U.S. Congress to Advocate for Drone Cybersecurity

Media Appearances


CNBC


Dawn of Drones

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14 Establish operations in USA Release of First - Time Product Offering Targeting the “Mid - Size” Drone Market Launch our Cloud Software as a service model Penetrate “Mid - Size” Drone Market with first customer project win Maintain Gross - Margins in Excess of 55 % Post IPO ( September 2022 ) Goals Additional Design Wins with New and Existing Customers Nasdaq:MOBSD0

Post IPO - Key Recent Events

MOBILICOM

- **September 2022** – NASDAQ IPO $13.3M; Secures $390,000 order from existing leading US customer
- **October 2022** – Launched new product designed for mass deployment of small drone fleets
- **October 2022** – Israel MOD selected SkyHopper Combo for its small-drone fleet project
- **November 2022** – SH Micro chosen for integration with Tier-1 platforms
- **December 2022** – Won New Tier-1 with initial order Now supplying 8 Tier 1 companies
- **Feb 2023** – Joins U.S. Cybersecurity Industry Standard as contributor
- **Feb 2023** – Entered Strategic Partnership with U.S. Prime Contractor for DOD
- **March 2023** – Announced Share Buyback in ASX Small Parcel
- **March 2023** – Demonstrate 5G AI Mesh Network for Autonomous Vehicles
- **March 2023** – Meet with U.S. Congress to Advocate for Drone Cybersecurity

- **April 2023** – Secures a Repeat Order for Mobile Ground Control System
- **May 2023** – Chosen By UAE Government & Chosen by Global Provider of EVs for Homeland Security & Defense
- **June 2023** – Launched Cybersecure SDR Product Expanding into Mid-Sized Drone Market
- **July 2023** – Commercial scale order from Teledyne-FLIR for drone fleet sold to U.S. DOD
- **July 2023** – Expands into new markets with sales to Korea, Brazil, Canada
- **September 2023** – Initial order from new U.S. customer for use in high payload long-range drones
- **September 2023** – Secured initial order from one of EU largest defense contractors
- **October 2023** – Repeat orders placed by Defense & Drones companies
- **October 2023** – Exclusively traded on Nasdaq

16 Recent Geopolitical Events Accelerate Demand Ukraine – Russia • Small - sized drones are widely used for reconnaissance & intelligence gathering • Loitering (kamikaze) munitions, designed for one - time use upon attack are widely used • Russia deploys cyber - attack stations on frontline, taking down 10,000 drones a month ( Source ) Israel - Hamas War • Increased demand for defense solutions, including drones & loitering munitions • Expedites adoption of solutions that include technologies from Mobilicom For the first time, drone of various sizes and capabilities are being widely deployed in multiple conflict zones. Autonomous systems are emerging as a key component of modern warfare. Mobilicom’s solutions are an essential part of these systems. Nasdaq:MOB

Experienced Leadership Team

MOBILICOM



Oren Elkayam
CHIEF EXECUTIVE OFFICER & CO-FOUNDER

- CEO - Sortech (Nano-materials)
- VP Bus Dev -Runcom.
- Israel Air-Force Officer of R&D Unit.



Yossi Segal
VP, RESEARCH & DEVELOPMENT AND CO-FOUNDER

- CTO of Runcom.
- Member of International Wireless Standards Committee (IEEE and ETSI)



Udi Altshuler
GENERAL MANAGER MOBILICOM ISRAEL

- Chief Operating Officer of GuardKnox
- Previously held roles at Elbit Systems, RADA Electronic Industries, BVR Systems, and Cyberbit.
- Israeli Air Force as a fighter jet pilot



Liad Gelfer
DIRECTOR OF FINANCE

FCFO - Supercom (NASDAQ: SPCB)

Controller - Compugen (NASDAQ: CGEN).



David Fagelston
VP, GLOBAL SALES

- VP Sales & Marketing - Accubeat. (Solutions provider to Defense Industry).
- Previously held roles at ECI, Foxcom Wireless and Starhome –



Steven Sarfati
VP, US SALES

Former VP sales and marketing at US homeland security, public safety and video systems companies with more than 20 years' experience selling to Fortune 500 customers.



Boaz Pick
VP, MANUFACTURING

VP Production – (Verifone)



Danny Lev
HEAD OF PRODUCT MANAGEMENT

SafeRide - AI-based vehicle health management and fleet analytics.

Polycom - Product Line Management

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18 $1.31 as of November 13, 2023 Nasdaq: MOB 4.8 M as of November 13, 2023 Shares Outstanding (ADS) $1.01 to $1.31 January 3 to November 13, 2023 Up Over 30% Year to Date ~1.49 M as of November 13, 2023 Trading Volume (90 - day Avg.) ~$6.3 M as of November 13, 2023 Market Cap ~$10.6 M as of June 30, 2023 Cash Equity Highlights Nasdaq:MOB

19 Financial Highlights Revenues $ 1,382 $ 834 $ 532 Cost of sales -451 -353 -222 Government grants 317 357 72 Sales and Marketing -519 -796 -917 Research and Development -765 -729 -987 General and Administration -439 -628 -1037 EBITDA (Loss) $ -475 $ -1,315 $ -2,559 Net Income (Loss) $ -413 $ -1,324 $ -1,422 H1 2023* unaudited US$ in thousands For the Period Ended June 30, Profit & Loss data H1 2021 unaudited US$ in thousands H1 2022 unaudited US$ in thousands Cash and Cash Equivalents $ 10,552 Total Assets $ 12,124 Total Current Liabilities** $ 2,048 Total Shareholders’ Equity $ 10,076 As of June 30, 2023 US$ in thousands Condensed balance sheet unaudited 1. Full year 2023 revenues are expected to exceed 2022 revenues (forward looking estimation). 2. Large portion of confirmed orders receipts planned for H1 2023 were deferred and actually received in H2 2023 for further execution. 3. Scope and value of confirmed orders received in H2 2023 to result in high revenues for 2023. Additionally, result in significant backlog at 2023 yearend to be fulfilled in 2024 (forward looking estimation). * ** Mobilicom doesn’t hold any sort of financial indentures, bank loans, debt facilities etc. Nasdaq:MOB

20 Our Winning Formula Multiple Growth Engines Product Validation Nascent First Mover Market Advantage Proprietary Technology Solution Scalable, repeat transactional hardware revenues plus software & cybersecurity recurring revenues Design wins with multiple Top Tier Global Drone Manufacturers – the company is at the tipping point for growth As the unmanned industry is rapidly evolving, Mobilicom is in a great position to become industry - standard for our technology solutions Our unique software and hardware solutions facilitate reliable connection confidence everywhere Nasdaq:MOB

Thank You